Exhibit 99.1

TD Bank Group Reports Second Quarter 2016 Results Earnings News Release • Three and Six months ended April 30, 2016

This quarterly earnings news release should be read in conjunction with the Bank's unaudited Second Quarter 2016 Report to Shareholders for the three and six months ended April 30, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 25, 2016. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Second Quarter 2016 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:

•	Reported diluted earnings per share were $1.07, compared with $0.97.
•	Adjusted diluted earnings per share were $1.20, compared with $1.14.
•	Reported net income was $2,052 million, compared with $1,859 million.
•	Adjusted net income was $2,282 million, compared with $2,169 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2016, compared with the corresponding period a year ago:

•	Reported diluted earnings per share were $2.24, compared with $2.06.
•	Adjusted diluted earnings per share were $2.38, compared with $2.26.
•	Reported net income was $4,275 million, compared with $3,919 million.
•	Adjusted net income was $4,529 million, compared with $4,292 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $63 million after tax (4 cents per share), compared with $65 million after tax (4 cents per share) in the second quarter a year ago.
•	A loss of $51 million after tax (3 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, compared to a gain of $15 million after tax (1 cent per share) in the second quarter a year ago.
•	Impairment of goodwill, non-financial assets, and other charges of $116 million after tax (6 cents per share).

TORONTO, May 26, 2016 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ending April 30, 2016, reflecting growth in retail earnings on both sides of the border.

"We are pleased to report adjusted earnings of $2.3 billion, up 5% from the second quarter last year," said Bharat Masrani, Group President and Chief Executive Officer. "Our performance this quarter demonstrates our diversified business strategy and ability to generate strong organic growth."

Canadian Retail
Canadian Retail net income was $1.5 billion, an increase of 2% over the second quarter last year. Higher earnings were the result of loan, deposit and wealth asset growth, and lower insurance claims, partially offset by lower margins, increased provision for credit losses, and a higher effective tax rate.

U.S. Retail
U.S. Retail net income was $719 million (US$537 million) this quarter compared with $594 million (US$476 million) on a reported basis and $626 million (US$502 million) on an adjusted basis in the second quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, generated net income of $611 million (US$459 million), an increase of 20% (13% in U.S. dollars) on a reported basis and 13% (6% in U.S. dollars) on an adjusted basis compared with the second quarter last year. Earnings reflect loan and deposit volume growth, partially offset by higher expenses and provision for credit losses.

TD Ameritrade contributed $108 million (US$78 million) in earnings to the segment, an increase of 27% (13% in U.S. dollars) compared with the second quarter last year reflecting asset growth and higher trading volume.

Wholesale Banking
Wholesale Banking net income was $219 million, a decrease of 11% compared to the second quarter last year primarily due to higher credit provisions. Capital market activity improved during the quarter reflecting a rally in commodity prices and narrowing credit spreads.

Capital
TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.1%, compared with 9.9% last quarter.

Conclusion
"We continue to innovate and adapt to meet our customers' evolving needs and I was pleased with the recent launch of TD MySpend, a new money management app, which provides customers with real-time insight into their spending," said Masrani. "Looking ahead, we remain focused on providing our customers and clients with seamless, legendary experiences across all of our businesses and channels."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 2.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 1

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2015 MD&A") in the Bank's 2015 Annual Report under the heading "Economic Summary and Outlook", for each business segment under headings "Business Outlook and Focus for 2016", and in other statements regarding the Bank's objectives and priorities for 2016 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2015 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 MD&A under the headings "Economic Summary and Outlook", and for each business segment, "Business Outlook and Focus for 2016", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Results of operations
Total revenue	$8,259	$8,610	$7,759	$16,869	$15,373
Provision for credit losses	584	642	375	1,226	737
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses	4,736	4,653	4,705	9,389	8,870
Net income – reported	2,052	2,223	1,859	4,275	3,919
Net income – adjusted[1]	2,282	2,247	2,169	4,529	4,292
Return on common equity – reported	12.5%	13.3%	12.8%	13.0%	13.8%
Return on common equity – adjusted[2]	14.0	13.5	15.0	13.8	15.1
Financial position
Total assets	$1,124,786	$1,173,584	$1,030,954	$1,124,786	$1,030,954
Total equity	67,823	71,674	61,597	67,823	61,597
Total Common Equity Tier 1 Capital risk-weighted assets[3]	383,589	399,617	343,596	383,589	343,596
Financial ratios
Efficiency ratio – reported	57.3%	54.0%	60.6%	55.6%	57.7%
Efficiency ratio – adjusted[1]	54.8	53.5	54.8	54.1	54.3
Common Equity Tier 1 Capital ratio[3]	10.1	9.9	9.9	10.1	9.9
Tier 1 Capital ratio[3]	11.7	11.4	11.5	11.7	11.5
Total Capital ratio[3]	14.4	13.7	13.7	14.4	13.7
Leverage ratio	3.8	3.7	3.7	3.8	3.7
Provision for credit losses as a % of net average loans
and acceptances[4]	0.42	0.45	0.32	0.44	0.30
Common share information – reported (dollars)
Per share earnings
Basic	$1.07	$1.17	$0.98	$2.24	$2.07
Diluted	1.07	1.17	0.97	2.24	2.06
Dividends per share	0.55	0.51	0.51	1.06	0.98
Book value per share	33.89	35.99	30.90	33.89	30.90
Closing share price	55.85	53.15	55.70	55.85	55.70
Shares outstanding (millions)
Average basic	1,850.9	1,854.1	1,848.3	1,852.5	1,846.2
Average diluted	1,853.9	1,857.5	1,853.4	1,855.8	1,851.6
End of period	1,853.5	1,850.3	1,851.6	1,853.5	1,851.6
Market capitalization (billions of Canadian dollars)	$103.5	$98.3	$103.1	$103.5	$103.1
Dividend yield	4.0%	3.9%	3.6%	4.0%	3.6%
Dividend payout ratio	51.2	43.6	52.2	47.2	47.4
Price-earnings ratio	12.7	12.4	13.7	12.7	13.7
Common share information – adjusted (dollars)[1]
Per share earnings
Basic	$1.20	$1.18	$1.15	$2.38	$2.27
Diluted	1.20	1.18	1.14	2.38	2.26
Dividend payout ratio	45.9%	43.1%	44.5%	44.5%	43.2%
Price-earnings ratio	11.8	11.4	12.7	11.8	12.7
1	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
2	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). The scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 64%, 71%, and 77%, respectively.
4	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the "Exposure to Non-Agency Collateralized Mortgage Obligations" discussion and tables in the "Credit Portfolio Quality" section of the MD&A and Note 5 of the Interim Consolidated Financial Statements.
TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net interest income	$4,880	$5,047	$4,580	$9,927	$9,140
Non-interest income	3,379	3,563	3,179	6,942	6,233
Total revenue	8,259	8,610	7,759	16,869	15,373
Provision for credit losses	584	642	375	1,226	737
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses	4,736	4,653	4,705	9,389	8,870
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,409	2,660	2,115	5,069	4,503
Provision for income taxes	466	546	344	1,012	762
Equity in net income of an investment in TD Ameritrade	109	109	88	218	178
Net income – reported	2,052	2,223	1,859	4,275	3,919
Preferred dividends	37	25	24	62	48
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,015	$2,198	$1,835	$4,213	$3,871
Attributable to:
Non-controlling interests	$28	$29	$28	$57	$55
Common shareholders	1,987	2,169	1,807	4,156	3,816
TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Operating results – adjusted
Net interest income	$4,880	$5,047	$4,580	$9,927	$9,140
Non-interest income[1]	3,437	3,517	3,162	6,954	6,216
Total revenue	8,317	8,564	7,742	16,881	15,356
Provision for credit losses	584	642	375	1,226	737
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses[2]	4,556	4,579	4,243	9,135	8,335
Income before income taxes and equity in net income of an
investment in TD Ameritrade	2,647	2,688	2,560	5,335	5,021
Provision for income taxes[3]	491	566	495	1,057	937
Equity in net income of an investment in TD Ameritrade[4]	126	125	104	251	208
Net income – adjusted	2,282	2,247	2,169	4,529	4,292
Preferred dividends	37	25	24	62	48
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,245	2,222	2,145	4,467	4,244
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	28	29	28	57	55
Net income available to common shareholders – adjusted	2,217	2,193	2,117	4,410	4,189
Adjustments for items of note, net of income taxes
Amortization of intangibles[5]	(63)	(65)	(65)	(128)	(128)
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[6]	(51)	41	15	(10)	15
Impairment of goodwill, non-financial assets, and other charges[7]	(116)	–	–	(116)	–
Restructuring charges[8]	–	–	(228)	–	(228)
Litigation and litigation-related charge/reserve[9]	–	–	(32)	–	(32)
Total adjustments for items of note	(230)	(24)	(310)	(254)	(373)
Net income available to common shareholders – reported	$1,987	$2,169	$1,807	$4,156	$3,816
1	Adjusted non-interest income excludes the following items of note: second quarter 2016 – $58 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 6; first quarter 2016 – $46 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio; second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified AFS securities portfolio.
2	Adjusted non-interest expenses excludes the following items of note: second quarter 2016 – $69 million amortization of intangibles, as explained in footnote 5; $111 million impairment of goodwill, certain intangibles, other non-financial assets, and other charges, as further explained in footnote 7; first quarter 2016 – $74 million amortization of intangibles; second quarter 2015 – $73 million amortization of intangibles; $337 million due to the initiatives to reduce costs, as explained in footnote 8; $52 million of litigation charges, as explained in footnote 9; first quarter 2015 – $73 million amortization of intangibles.
3	For a reconciliation between reported and adjusted provision for income taxes, refer to the "Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes" table in the "Income Taxes" section of the MD&A.
4	Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: second quarter 2016 – $17 million amortization of intangibles, as explained in footnote 5; first quarter 2016 – $16 million amortization of intangibles; second quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles.
5	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
6	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the AFS category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
7	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that has been experiencing continued losses. These amounts are reported in the Corporate segment.
8	During 2015, the Bank commenced its restructuring review and recorded restructuring charges of $337 million ($228 million after tax) and $349 million ($243 million after tax) on a net basis, in the second quarter and fourth quarter of 2015, respectively. The restructuring initiatives were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. The restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
9	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Basic earnings per share – reported	$1.07	$1.17	$0.98	$2.24	$2.07
Adjustments for items of note[2]	0.13	0.01	0.17	0.14	0.20
Basic earnings per share – adjusted	$1.20	$1.18	$1.15	$2.38	$2.27

Diluted earnings per share – reported	$1.07	$1.17	$0.97	$2.24	$2.06
Adjustments for items of note[2]	0.13	0.01	0.17	0.14	0.20
Diluted earnings per share – adjusted	$1.20	$1.18	$1.14	$2.38	$2.26
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Provision for income taxes – reported	$466	$546	$344	$1,012	$762
Adjustments for items of note: Recovery of (provision for) income taxes[1,2]
Amortization of intangibles	23	25	24	48	48
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	7	(5)	(2)	2	(2)
Impairment of goodwill, non-financial assets, and other charges	(5)	–	–	(5)	–
Restructuring charges	–	–	109	–	109
Litigation and litigation-related charge/reserve	–	–	20	–	20
Total adjustments for items of note	25	20	151	45	175
Provision for income taxes – adjusted	$491	$566	$495	$1,057	$937
Effective income tax rate – adjusted[3]	18.5%	21.1%	19.3%	19.8%	18.7%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Average common equity	$64,536	$64,641	$57,744	$64,302	$55,854
Net income available to common shareholders – reported	1,987	2,169	1,807	4,156	3,816
Items of note, net of income taxes[1]	230	24	310	254	373
Net income available to common shareholders – adjusted	2,217	2,193	2,117	4,410	4,189
Return on common equity – adjusted	14.0%	13.5%	15.0%	13.8%	15.1%

1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 6

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. retail and commercial banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2015 MD&A, and Note 30 of the Bank's Consolidated Financial Statements for the year ended October 31, 2015. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Effective the first quarter of 2016, the presentation of the U.S. strategic cards portfolio revenues, provision for credit losses (PCL), and expenses in the U.S. Retail segment includes only the Bank's agreed portion of the U.S. strategic cards portfolio, while the Corporate segment includes the retailer program partners' share. Certain comparative amounts have been recast to conform with this revised presentation. There was no impact on the net income of the segments or on the presentation of gross and net results in the Bank's Interim Consolidated Statement of Income.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $82 million, compared with $91 million in the second quarter last year, and $65 million in the prior quarter. The TEB adjustment for the six months ended April 30, 2016, was $147 million, compared with $231 million the same period last year.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net interest income	$2,418	$2,491	$2,369	$4,909	$4,804
Non-interest income	2,469	2,540	2,409	5,009	4,873
Total revenue	4,887	5,031	4,778	9,918	9,677
Provision for credit losses	262	228	239	490	429
Insurance claims and related expenses	530	655	564	1,185	1,263
Non-interest expenses	2,095	2,079	2,075	4,174	4,160
Net income	$1,464	$1,513	$1,436	$2,977	$2,885

Selected volumes and ratios
Return on common equity	41.7%	42.6%	42.3%	42.1%	42.1%
Margin on average earning assets (including securitized assets)	2.77	2.80	2.89	2.79	2.89
Efficiency ratio	42.9	41.3	43.4	42.1	43.0
Assets under administration (billions of Canadian dollars)	$321	$308	$312	$321	$312
Assets under management (billions of Canadian dollars)	254	247	244	254	244
Number of Canadian retail branches	1,152	1,157	1,165	1,152	1,165
Average number of full-time equivalent staff	37,987	38,301	39,312	38,145	39,459

Quarterly comparison – Q2 2016 vs. Q2 2015

Canadian Retail net income for the quarter was $1,464 million, an increase of $28 million, or 2%, compared with the second quarter last year. The increase in earnings reflected loan and deposit volume growth, lower insurance claims, an additional calendar day, wealth asset growth, and higher fee-based revenue, partially offset by the impact of a higher effective tax rate, higher PCL and non-interest expenses, and a credit mark release in the acquired credit card portfolios in the prior year. The annualized ROE for the quarter was 41.7%, compared with 42.3% in the second quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $4,887 million, an increase of $109 million, or 2%, compared with the second quarter last year. Net interest income increased $49 million, or 2%, reflecting loan and deposit volume growth, and an additional calendar day this quarter, partially offset by lower margins and a credit mark release in the acquired credit card portfolios in the prior year. Non-interest income increased $60 million, or 2%, reflecting wealth asset growth, higher fee-based revenue in personal and commercial banking, and insurance premium growth. Margin on average earning assets was 2.77%, a 12 bps decrease, reflecting the low interest rate environment, competitive pricing, and a credit mark release in the acquired credit card portfolios in the prior year.

Average loan volumes increased $20 billion, or 6%, compared with the second quarter last year, reflecting 5% growth in personal loan volumes, and 11% growth in business loan volumes. Average deposit volumes increased $15 billion, or 6%, compared with the second quarter last year, reflecting 6% growth in personal deposit volumes, 4% growth in business deposit volumes, and 11% growth in wealth deposit volumes.

Assets under administration (AUA) were $321 billion as at April 30, 2016, an increase of $9 billion, or 3%, and assets under management (AUM) were $254 billion as at April 30, 2016, an increase of $10 billion, or 4%, compared with the second quarter of last year, reflecting new asset growth, partially offset by declines in market value.

PCL for the quarter was $262 million, an increase of $23 million, or 10%, compared with the second quarter last year. Personal banking PCL was $252 million, an increase of $20 million, or 9%, reflecting higher provisions in the auto lending portfolio in the current quarter. Business banking PCL was $10 million, an increase of $3 million, reflecting higher provisions and lower commercial recoveries. Annualized PCL as a percentage of credit volume was 0.30%, or an increase of 1 basis point. Net impaired loans were $757 million, a decrease of $40 million, or 5%. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.23% as at April 30, 2015.

Insurance claims and related expenses for the quarter were $530 million, a decrease of $34 million, or 6%, compared with the second quarter last year primarily due to better claims experience and less severe weather conditions.

Non-interest expenses were $2,095 million, an increase of $20 million, or 1%, compared with the second quarter last year. The increase reflects business growth, investments in the business, and higher revenue-based variable expenses in the wealth business, partially offset by productivity savings.

The efficiency ratio for the quarter was 42.9%, compared with 43.4% in the second quarter last year.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 7

Quarterly comparison – Q2 2016 vs. Q1 2016

Canadian Retail net income for the quarter decreased $49 million, or 3%, compared with the prior quarter. The decrease in earnings was primarily due to fewer calendar days in the quarter, higher PCL and non-interest expenses, and adjustments made to the recognition of commissions paid to auto dealers in the prior quarter, partially offset by higher insurance earnings. The annualized ROE for the quarter was 41.7%, compared with 42.6% in the prior quarter.

Revenue decreased $144 million, or 3%, compared with the prior quarter. Net interest income decreased $73 million, or 3%, reflecting fewer calendar days in the second quarter, and adjustments made to the recognition of commissions paid to auto dealers in the prior quarter. Non-interest income decreased $71 million, or 3%, reflecting seasonality of insurance premiums, changes in the fair value of investments supporting claims liabilities, and a change in the mix of reinsurance contracts. Margin on average earning assets was 2.77%, or a 3 bps decrease, reflecting adjustments made to the recognition of commissions paid to auto dealers in the prior quarter, the low interest rate environment, and competitive pricing.

Average loan volumes increased $2 billion, or relatively flat, compared with the prior quarter, reflecting relatively flat personal loan volumes, and 4% growth in business loan volumes. Average deposit volumes increased $3 billion, or 1%, compared with the prior quarter, reflecting 1% growth in personal deposit volumes, relatively flat business deposit volumes, and 6% growth in wealth deposit volumes.

AUA were $321 billion as at April 30, 2016, an increase of $13 billion, or 4%, and AUM were $254 billion as at April 30, 2016, an increase of $7 billion, or 3%, compared with the prior quarter, reflecting new asset growth and increases in market value.

PCL for the quarter increased $34 million, or 15%, compared with the prior quarter. Personal banking PCL for the quarter increased $27 million, or 12%, reflecting a sale of charged-off accounts in the prior quarter. Business banking PCL increased $7 million reflecting higher provisions. Annualized PCL as a percentage of credit volume was 0.30%, or a 5 bps increase. Net impaired loans decreased $9 million, or 1%. Net impaired loans as a percentage of total loans were 0.21%, compared with 0.21% as at January 31, 2016.

Insurance claims and related expenses for the quarter decreased $125 million, or 19%, compared with the prior quarter reflecting seasonality of insurance claims, changes in the fair value of investments supporting claims liabilities, and a change in the mix of reinsurance contracts.

Non-interest expenses increased $16 million, or 1%, reflecting timing of investments in the business and business growth, partially offset by fewer calendar days in the second quarter.

The efficiency ratio for the quarter was 42.9%, compared with 41.3% in the prior quarter.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Canadian Retail net income for the six months ended April 30, 2016, was $2,977 million, an increase of $92 million, or 3%, compared with the same period last year. The increase in earnings reflects loan and deposit volume growth, lower insurance claims, higher fee-based revenue, and wealth asset growth, partially offset by the impact of a higher effective tax rate and higher PCL. The annualized ROE for the period was 42.1%, flat compared with same period last year.

Revenue for the quarter was $9,918 million, an increase of $241 million, or 2%, compared with the same period last year. Net interest income increased $105 million, or 2%, reflecting loan and deposit volume growth, an additional calendar day, and adjustments made to the recognition of commissions paid to auto dealers, partially offset by lower margins and a credit mark release in the acquired credit card portfolios in the prior year. Non-interest income increased $136 million, or 3%, reflecting higher fee-based revenue in personal and commercial banking, wealth asset growth, a change in mix of reinsurance contracts, and higher insurance premiums, partially offset by changes in the fair value of investments supporting claims liabilities. Margin on average earning assets was 2.79%, a 10 bps decrease, reflecting the low interest rate environment and competitive pricing.

Average loan volumes increased $20 billion, or 6%, compared with the same period last year, reflecting 5% growth in personal loan volumes, and 11% growth in business loan volumes. Average deposit volumes increased $14 billion, or 6%, compared with the same period last year, reflecting 6% growth in personal deposit volumes, 4% growth in business deposit volumes, and 10% growth in wealth deposit volumes.

PCL was $490 million, an increase of $61 million, or 14%, compared with the same period last year. Personal banking PCL was $477 million, an increase of $55 million, or 13%, reflecting higher provisions in the auto lending portfolio in the current period. Business banking PCL was $13 million, an increase of $6 million, reflecting higher provisions and lower commercial recoveries. Annualized PCL as a percentage of credit volume was 0.27%, an increase of 2 bps, compared with the same period last year.

Insurance claims and related expenses were $1,185 million, a decrease of $78 million, or 6%, compared with the same period last year reflecting changes in the fair value of investments supporting claims liabilities, less severe weather conditions, better claims experience, and more favourable prior years’ claims development, partially offset by a change in the mix of reinsurance contracts.

Non-interest expenses were $4,174 million, an increase of $14 million compared with the same period last year. The increase reflects business growth and higher revenue-based variable expenses in the wealth business, partially offset by productivity savings.

The efficiency ratio was 42.1%, compared with 43.0% in the same period last year.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 8

TABLE 8: U.S. RETAIL[1,2]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars				U.S. dollars
	April 30	January 31	April 30	April 30	January 31	April 30
	2016	2016	2015	2016	2016	2015
Net interest income	$1,737	$1,769	$1,516	$1,308	$1,288	$1,215
Non-interest income	553	630	519	417	459	415
Total revenue	2,290	2,399	2,035	1,725	1,747	1,630
Provision for credit losses[3]	162	221	101	123	160	81
Non-interest expenses – reported	1,416	1,406	1,329	1,067	1,022	1,065
Non-interest expenses – adjusted	1,416	1,406	1,277	1,067	1,022	1,023
U.S. Retail Bank net income – reported[4]	611	642	509	459	470	407
Adjustments for items of note, net of income taxes[5]
Litigation and litigation-related charge/reserve	–	–	32	–	–	26
U.S. Retail Bank net income – adjusted[4]	611	642	541	459	470	433
Equity in net income of an investment in TD Ameritrade	108	109	85	78	82	69
Net income – adjusted	719	751	626	537	552	502
Net income – reported	$719	$751	$594	$537	$552	$476

Selected volumes and ratios
Return on common equity – reported	8.7%	8.7%	7.9%	8.7%	8.7%	7.9%
Return on common equity – adjusted	8.7	8.7	8.3	8.7	8.7	8.3
Margin on average earning assets[6]	3.11	3.11	3.14	3.11	3.11	3.14
Efficiency ratio – reported	61.8	58.6	65.3	61.8	58.6	65.3
Efficiency ratio – adjusted	61.8	58.6	62.8	61.8	58.6	62.8
Assets under administration (billions of dollars)	$15	$17	$13	$12	$12	$11
Assets under management (billions of dollars)	90	100	88	72	71	73
Number of U.S. retail stores	1,265	1,264	1,302	1,265	1,264	1,302
Average number of full-time equivalent staff	25,599	25,226	25,775	25,599	25,226	25,775

					For the six months ended
			Canadian dollars		U.S. dollars
			April 30	April 30	April 30	April 30
			2016	2015	2016	2015
Net interest income			$3,506	$2,946	$2,596	$2,441
Non-interest income			1,183	1,030	876	853
Total revenue			4,689	3,976	3,472	3,294
Provision for credit losses[3]			383	208	283	175
Non-interest expenses – reported			2,822	2,507	2,089	2,075
Non-interest expenses – adjusted			2,822	2,455	2,089	2,033
U.S. Retail Bank net income – reported[4]			1,253	1,044	929	864
Adjustments for items of note, net of income taxes[5]
Litigation and litigation-related charge/reserve			–	32	–	26
U.S. Retail Bank net income – adjusted[4]			1,253	1,076	929	890
Equity in net income of an investment in TD Ameritrade			217	175	160	148
Net income – adjusted			1,470	1,251	1,089	1,038
Net income – reported			$1,470	$1,219	$1,089	$1,012

Selected volumes and ratios
Return on common equity – reported			8.7%	8.2%	8.7%	8.2%
Return on common equity – adjusted			8.7	8.4	8.7	8.4
Margin on average earning assets[6]			3.11	3.17	3.11	3.17
Efficiency ratio – reported			60.2	63.1	60.2	63.0
Efficiency ratio – adjusted			60.2	61.7	60.2	61.7
Assets under administration (billions of dollars)			$15	$13	$12	$11
Assets under management (billions of dollars)			90	88	72	73
Number of U.S. retail stores			1,265	1,302	1,265	1,302
Average number of full-time equivalent staff			25,410	25,900	25,410	25,900
1	Certain comparative amounts and ratios have been recast to conform with the revised presentation for the U.S. strategic cards portfolio adopted in the first quarter of 2016. For further details, refer to the "How our Businesses Performed" section of this document.
2	Revenue, PCL, and expenses include only the Bank’s agreed portion of the U.S. strategic cards portfolio.
3	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans and debt securities classified as loans.
4	Before the equity in net income of the Bank's investment in TD Ameritrade.
5	For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2016 vs. Q2 2015

U.S. Retail net income for the quarter was $719 million (US$537 million), which included net income of $611 million (US$459 million) from the U.S. Retail Bank and $108 million (US$78 million) from the Bank's investment in TD Ameritrade. U.S. Retail reported earnings increased US$61 million, or 13%, compared with the second quarter last year, while adjusted earnings were up US$35 million, or 7%. U.S. Retail Canadian dollar earnings benefited from the strength of the U.S. dollar with reported earnings up $125 million, or 21%, and adjusted earnings up $93 million, or 15%. The reported and adjusted annualized ROE for the quarter was 8.7%, compared with 7.9% and 8.3%, respectively, in the second quarter last year.

U.S. Retail Bank reported net income for the quarter increased US $52 million, or 13%, compared with the second quarter last year. U.S. Retail Bank adjusted net income increased US$26 million, or 6%, due to higher loan and deposit volumes, partially offset by higher expenses and PCL. The contribution from TD Ameritrade of US$78 million was up US$9 million, or 13% compared with the second quarter last year, reflecting asset growth and higher trading volumes.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 9

U.S. Retail Bank revenue is derived from retail and commercial banking operations, wealth management services, and investments. Revenue for the quarter was US$1,725 million, an increase of US$95 million, or 6%, compared with the second quarter last year. Net interest income increased US$93 million, or 8%, reflecting loan and deposit growth, the benefit of an acquisition in the strategic cards portfolio, and an additional day, partially offset by lower margins. Non-interest income was relatively flat compared with the second quarter last year, as higher personal banking fee revenue was offset by lower commercial banking fee revenue. Margin on average earning assets was 3.11%, a 3 bps decrease compared with the second quarter last year, primarily due to lower loan margins.

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$13 billion, or 11%, compared with the second quarter last year due to growth in business and personal loans of 17% and 4%, respectively. Average deposit volumes increased US$20 billion, or 10%, compared with the second quarter last year, reflecting 8% growth in business deposit volumes, 8% growth in personal deposit volumes and a 12% increase in sweep deposit volume from TD Ameritrade.

AUA were US$12 billion as at April 30, 2016, an increase of 9%, compared with the second quarter last year, primarily due to an increase in private banking balances. AUM were US$72 billion as at April 30, 2016, relatively flat compared with the second quarter last year.

PCL for the quarter was US$123 million, an increase of US$42 million, or 52%, compared with the second quarter last year, primarily due to higher provisions for commercial, auto lending, and credit card loans. Personal banking PCL was US$86 million, an increase of US$9 million, or 12%, compared with the second quarter last year. The increase was primarily related to auto lending and credit card loans. Business banking PCL was US$36 million, a US$23 million increase as compared to the second quarter last year primarily due to a commercial portfolio annual parameter update and an allowance increase reflecting the current economic environment. PCL associated with debt securities classified as loans was US$1 million, an increase of US$10 million. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.6 billion, an increase of US$330 million, or 25%, compared with the second quarter last year. The increase was related to certain legacy performing home equity loans that were classified as impaired due to concerns about the borrowers' ability to continue to pay under modified terms. As the borrowers demonstrate an ability to perform under the modified terms, the loans are returned to performing status. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans were 1.2% as at April 30, 2016, an increase of 12 bps compared with the second quarter last year. Net impaired debt securities classified as loans were US$731 million, a decrease of US$119 million, or 14%, compared with the second quarter last year.

Non-interest expenses for the quarter were US$1,067 million. Adjusted non-interest expenses increased US$44 million, or 4%, reflecting investments in the business, volume growth, higher compensation and benefits, and an additional day, partially offset by productivity savings.

The reported and adjusted efficiency ratios for the quarter were 61.8%, compared with 65.3% and 62.8%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2016 vs. Q1 2016

U.S. Retail earnings decreased US$15 million, or 3%, compared with the prior quarter. U.S. Retail Canadian dollar earnings were down $32 million, or 4%. The annualized ROE for the quarter was 8.7%, flat compared to the prior quarter.

U.S. Retail Bank net income for the quarter decreased US$11 million, or 2%, compared with the prior quarter, due to lower revenue and higher expenses, partially offset by lower PCL. The contribution from TD Ameritrade decreased US$4 million, or 5%, compared with the prior quarter, primarily due to higher operating expenses, partially offset by increased transaction-based revenue.

Revenue for the quarter decreased US$22 million, or 1%, compared with the prior quarter. Net interest income increased US$20 million, or 2%, reflecting higher volumes, a full quarter benefit of the December 2015 Fed rate increase (the “Rate Increase”), partially offset by lower loan margins and fewer days in the quarter. Non-interest income decreased US$42 million, or 9%, primarily reflecting a seasonal decline in fees and weaker market conditions. Margin on average earning assets was 3.11%, flat compared with the prior quarter, reflecting a full quarter benefit of the Rate Increase, offset by lower loan margins and balance sheet mix.

Average loan volumes increased modestly compared with the prior quarter, due to growth in the commercial portfolio, offset by seasonal decline in credit card loans. Average deposit volumes increased US$6 billion, or 3%, compared with the prior quarter, reflecting 4% growth in personal deposit volume and 3% growth in sweep deposit volume from TD Ameritrade.

AUA and AUM were US$12 billion and US$72 billion, respectively, as at April 30, 2016, relatively flat compared with the prior quarter.

PCL for the quarter decreased US$37 million, or 23%, compared with the prior quarter, primarily due to typical seasonal reductions in credit card balances. Personal banking PCL was US$86 million, down US$33 million compared with the prior quarter, reflecting seasonality in the credit card loan portfolios. Business banking PCL was US$36 million, a decrease of US$4 million compared with the prior quarter. PCL associated with debt securities classified as loans was US$1 million, flat compared with the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, were US$1.6 billion, a decrease of US$58 million, or 3% compared with the prior quarter. The decrease was mainly related to certain legacy home equity loans returning to performing status after demonstrating a sustained ability to pay under modified terms. Net impaired loans, excluding ACI loans and debt securities classified as loans, as a percentage of total loans decreased 7 bps compared to the prior quarter. Net impaired debt securities classified as loans decreased US$34 million, or 5%, compared with the prior quarter.

Non-interest expenses for the quarter increased US$45 million, or 4%, compared with the prior quarter. Approximately half of the increase was due to favourable items in the prior quarter and the remainder was due to an increase of investments in the business and higher compensation and benefits.

The efficiency ratio for the quarter was 61.8%, compared with 58.6% in the prior quarter.

Year-to-date comparison – Q2 2016 vs. Q2 2015

U.S. Retail net income for the six months ended April 30, 2016, was $1,470 million (US$1,089 million), which included net income of $1,253 million (US$929 million) from the U.S. Retail Bank and $217 million (US$160 million) from the Bank’s investment in TD Ameritrade. U.S. Retail reported earnings increased US$77 million, or 8%, compared with the same period last year, while adjusted earnings were up US$51 million, or 5%. Canadian dollar earnings benefited from the strength of the U.S. dollar, with reported earnings up $251 million, or 21%, and adjusted earnings up $219 million, or 18%. The reported and adjusted annualized ROEs for the six months ended April 30, 2016, were 8.7%, compared with 8.2% and 8.4%, respectively, for the same period last year.

U.S. Retail Bank net income on a reported basis increased US$65 million, or 8%, compared with the same period last year. U.S. Retail Bank adjusted net income increased US$39 million, or 4%, compared with the same period last year, due to higher loan and deposit volumes and contribution from an acquisition in the strategic cards portfolio, partially offset by higher expenses and PCL. The contribution from TD Ameritrade of US$160 million increased US$12 million, or 8%, compared with the same period last year, primarily due to higher asset-based revenue, partially offset by lower transaction-based revenue.

Revenue was US$3,472 million, an increase of US$178 million, or 5%, compared with the same period last year. Net interest income increased US$155 million, or 6%, reflecting volume growth, and the benefit of an acquisition in the strategic cards portfolio, partially offset by lower margins. Non-interest income increased US$23 million, or 3%, primarily reflecting customer account growth and higher transaction volumes, partially offset by weaker market conditions. Margin on average earning assets was 3.11%, a 6 bps decrease compared with the same period last year, primarily due to the competitive environment and less favourable balance sheet mix as a result of deposit volume growth.

Excluding an acquisition in the strategic cards portfolio, average loan volumes increased US$14 billion, or 12%, compared with the same period last year due to growth in business loans and personal loans of 19% and 4%, respectively. Average deposit volumes increased US$18 billion, or 9%, compared with the same

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 10

period last year reflecting 8% growth in business deposits, 8% growth in personal deposits, and 11% growth in sweep deposit volume from TD Ameritrade.

PCL was US$283 million, an increase of US$108 million, or 62%, compared with the same period last year. Personal banking PCL was US$205 million, an increase of US$35 million, or 21%, compared with the same period last year, primarily due to higher provisions for credit card loans and auto loans. Business banking PCL was US$76 million, an increase of US$63 million compared to the same period last year, primarily due to commercial loan volume growth and an allowance increase reflecting the current economic environment. PCL associated with debt securities classified as loans was US$2 million, an increase of US$10 million. Annualized PCL as a percentage of credit volume for loans excluding debt securities classified as loans was 0.41%, an increase of 11 bps compared to the same period last year.

Non-interest expenses for the six months ended April 30, 2016, were US$2,089 million. While reported non-interest expenses for the period were relatively flat compared with the same period last year, adjusted non-interest expenses increased US$56 million, or 3%, primarily due to an increase of investments in the business and volume growth, largely offset by productivity savings.

The reported and adjusted efficiency ratio for the period was 60.2%, compared with 63.0% and 61.7%, respectively, for the same period last year.

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net interest income (TEB)	$440	$459	$584	$899	$1,181
Non-interest income	326	205	200	531	314
Total revenue	766	664	784	1,430	1,495
Provision for credit losses	50	12	–	62	2
Non-interest expenses	441	429	447	870	880
Net income	$219	$161	$246	$380	$438

Selected volumes and ratios
Trading-related revenue	$429	$380	$424	$809	$804
Gross drawn (billions of dollars)[1]	19	18	14	19	14
Return on common equity	14.8%	10.6%	17.7%	12.7%	15.3%
Efficiency ratio	57.6	64.6	57.0	60.8	58.9
Average number of full-time equivalent staff	3,649	3,712	3,771	3,681	3,758
1	Includes gross loans and bankers' acceptances, excluding letters of credit and before any cash collateral, credit default swaps, and reserves for the corporate lending business.

Quarterly comparison – Q2 2016 vs. Q2 2015

Wholesale Banking net income for the quarter was $219 million, a decrease of $27 million, or 11%, compared with the second quarter last year reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses and a lower effective tax rate. The annualized ROE for the quarter was 14.8%, compared with 17.7% in the second quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $766 million, a decrease of $18 million, or 2%, compared with the second quarter last year reflecting lower fixed income trading and lower equity underwriting fees, partially offset by higher advisory and corporate lending fees.

PCL increased $50 million compared with the second quarter last year reflecting specific provisions in the oil and gas sector, and the accrual cost of credit protection.

Non-interest expenses were $441 million, a decrease of $6 million, or 1%, compared with the second quarter last year, reflecting lower operating expenses and variable compensation, partially offset by the unfavourable impact of foreign exchange translation.

Quarterly comparison – Q2 2016 vs. Q1 2016

Wholesale Banking net income for the quarter increased $58 million, or 36%, compared with the prior quarter reflecting higher revenue and a lower effective tax rate, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the quarter was 14.8%, compared with 10.6% in the prior quarter.

Revenue for the quarter increased $102 million, or 15%, compared with the prior quarter reflecting higher equity and debt underwriting fees and improved trading-related revenue.

PCL for the quarter was $50 million, an increase of $38 million, reflecting specific provisions in the oil and gas sector, and the accrual cost of credit protection.

Non-interest expenses for the quarter increased $12 million, or 3%, compared with the prior quarter, reflecting higher variable compensation, partially offset by lower operating expenses and the favourable impact of foreign exchange translation.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Wholesale Banking net income for the six months ended April 30, 2016, was $380 million, a decrease of $58 million, or 13%, compared with the same period last year reflecting lower revenue and higher PCL, partially offset by lower non-interest expenses and a lower effective tax rate. The annualized ROE was 12.7%, compared with 15.3% in the same period last year.

Revenue was $1,430 million, a decrease of $65 million, or 4%, compared with the same period last year reflecting lower equity trading and underwriting fees, partially offset by higher advisory and corporate lending fees.

PCL was $62 million, an increase of $60 million compared with the same period last year, reflecting specific provisions in the oil and gas sector, and the accrual cost of credit protection.

Non-interest expenses were $870 million, a decrease of $10 million, or 1%, compared with the same period last year, reflecting lower variable compensation and operating expenses, partially offset by the unfavourable impact of foreign exchange translation.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 11

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2016	2016	2015	2016	2015
Net income (loss) – reported	$(350)	$(202)	$(417)	$(552)	$(623)
Adjustments for items of note, net of income taxes[1]
Amortization of intangibles	63	65	65	128	128
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio	51	(41)	(15)	10	(15)
Impairment of goodwill, non-financial assets, and other charges	116	–	–	116	–
Restructuring charges	–	–	228	–	228
Net income (loss) – adjusted	$(120)	$(178)	$(139)	$(298)	$(282)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(196)	$(203)	$(177)	$(399)	$(349)
Other	48	(4)	10	44	12
Non-controlling interests	28	29	28	57	55
Net income (loss) – adjusted	$(120)	$(178)	$(139)	$(298)	$(282)
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q2 2016 vs. Q2 2015

Corporate segment's reported net loss for the quarter was $350 million, compared with a reported net loss of $417 million in the second quarter last year. Reported net loss included impairment of goodwill, non-financial assets, and other charges of $116 million after tax in the current quarter and restructuring charges of $228 million after tax in the second quarter last year. Adjusted net loss was $120 million, compared with an adjusted net loss of $139 million in the second quarter last year. Adjusted net loss decreased due to higher contribution from Other Items, partially offset by higher net corporate expenses. Other items included positive tax items recognized in the current quarter and higher revenue from treasury and balance sheet management activities, partially offset by higher provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios. Net corporate expenses increased due to ongoing investments in enterprise and regulatory projects.

Quarterly comparison – Q2 2016 vs. Q1 2016

Corporate segment's reported net loss for the quarter was $350 million, compared with a reported net loss of $202 million in the prior quarter. Reported net loss in the current quarter included impairment of goodwill, non-financial assets, and other charges of $116 million after tax. Adjusted net loss was $120 million, compared with an adjusted net loss of $178 million in the prior quarter. Adjusted net loss decreased primarily due to higher contribution from Other Items which included positive tax items this quarter and lower net corporate expenses.

Year-to-date comparison – Q2 2016 vs. Q2 2015

Corporate segment’s reported net loss for the six months ended April 30, 2016, was $552 million, compared with a reported net loss of $623 million in the same period last year. Reported net loss included impairment of goodwill, non-financial assets, and other charges of $116 million after tax in the current quarter and restructuring charges of $228 million after tax in the second quarter last year. Adjusted net loss for the six months ended April 30, 2016, was $298 million, compared with an adjusted net loss of $282 million in the same period last year. The increase in adjusted net loss was due to higher net corporate expenses, partially offset by higher contribution from Other Items. Net corporate expenses increased due to ongoing investments in enterprise and regulatory projects. The higher contribution from Other Items was primarily driven by higher revenue from treasury and balance sheet management activities and positive tax items recognized during the current quarter, partially offset by higher provisions for incurred but not identified credit losses due to an increase in portfolio risk, credit deterioration in exposures impacted by low oil and gas prices, and volume growth within the Canadian Retail and Wholesale Banking loan portfolios.

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 12

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170, or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view this second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: http://www.td.com

Email: customer.service@td.com

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 13

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 26, 2016. The call will be audio webcast live through TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2016.jsp on May 26, 2016, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9271 or 1-800-505-9568 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2016.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 26, 2016, until 6 p.m. ET on June 30, 2016, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 4020023.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.7 million active online and mobile customers. TD had CDN$1.1 trillion in assets on April 30, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Ali Duncan Martin, Manager, Media Relations, 416-983-4412

TD BANK GROUP • SECOND QUARTER 2016 • EARNINGS NEWS RELEASE	Page 14